Hanryu Holdings, Inc.

160, Yeouiseo-ro

Yeongdeungpo-gu, Seoul

Republic of Korea 07231

April 6, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, N.W.

Mail Stop 6010/3561

Washington, DC 20549

Attention:	Melissa Kindelan, Senior Staff Accountant

Kathleen Collins, Accounting Branch Chief

Larry Spirgel, Office Chief

Edwin Kim, Staff Attorney

Re:	Hanryu Holdings, Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed March 30, 2023

File No. 333-269419

Dear Mr. Kim:

Hanryu Holdings, Inc. (the “Company”) confirms receipt of the letter dated March 31, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. We are responding to the Staff’s comments as set forth below. The Staff’s comments are set forth below, followed by the Company’s response in bold:

Amendment No. 6 to Registration Statement on Form S-1 (the “Registration Statement”)

Notes to Consolidated Financial Statements

Note 9. Investments, page F-32

1.	Please address the following as it relates to your response and revised disclosures to prior comment 3.

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Tell us where you recorded the gain on sale of the Setopia Investment. In this regard, you state that you acquired the investment in exchange for warrants totaling $635,000 and then sold it for $710,171, which would appear to result in a gain of $75,171. Further the $6,794 loss on sale of investments disclosed in Note 9 and in your statement of operations appears to relate to the sale of the SMC shares and not this transaction. Please explain or revise as necessary.

RESPONSE: In response to the Staff’s comment, the Company has corrected and updated the discussion in Note 9. To clarify, the apparent discrepancy in the purchase and sale price of the Setopia Convertible Bonds was due to a currency translation adjustment as a result of the high fluctuation of the foreign exchange rate ($1=KRW1,417 on October 4, 2022 and $1=KRW 1,267 on December 30, 2022), but there was no gain or loss regarding the sale of the Setopia Convertible Bonds.

●

Revise your disclosures in Note 9 to more clearly disclose that the 500,000 warrants were exercised in exchange for the $635,000 Setopia bonds similar to your disclosures on page 67.

RESPONSE: In response to the Staff’s comment, the Company has corrected and updated the relevant disclosures in Note 9.

●

As the acquisition of the Setopia investment appears to be a non-cash transaction, revise the table in Note 15 to reflect the exercise of warrants and the receipt of the investment.

RESPONSE: In response to the Staff’s comment, the Company has corrected and updated the relevant disclosures in Note 15.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Matthew Ogurick at (212) 536-4085.

Very truly yours,

/s/ Chang-Hyuk Kang
Chang-Hyuk Kang,
Chief Executive Officer

cc: Matthew Ogurick, Esq. of K&L Gates LLP